SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company, with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 02, 2006

1. DATE, TIME AND PLACE: May 02, 2006, at 11:00 a.m., on Av. Roque Petroni Junior, 1464, 6º andar, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, which represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Election of the Chairman of the Board of Directors: Mr. Fernando Xavier Ferreira, Brazilian, married, engineer, holder of identity card n.º 585.363 SSP/PR, enrolled with the CPF under nº 142.144.239-68, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho, 851, 21º andar, São Paulo – SP, was reelected for the office of Chairman of the Board of Directors.

4.2. Election of the members of the Audit and Control Committee. Election of the President and nomination of the Financial Expert of the Audit and Control Committee: Messrs. Luiz Kaufmann, Brazilian, married, mechanical engineer, holder of identity card nº 7.162.266, SSP/PR, enrolled with the CPF/MF under nº 036.200.699-72, with offices at Rua Funchal 263, conjunto 44, São Paulo - SP; Henri Philippe Reichstul, naturalized Brazilian, married, economist, holder of identity card nº 3.798.203, SSP-SP, enrolled with the CPF/MF under nº 001.072.248-36, resident and domiciled in the Capital of São Paulo State, with offices at Rua dos Pinheiros 870, 20º andar, cj. 201 e 202, Pinheiros, São Paulo - SP and Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, resident at Rua Domingos Cordeiro, 76, Morumbi – SP/SP - CEP 05688-070, holder of identity card nº 3074227-4  SSP/SP and enrolled with the CPF/MF under nº 050.148.678-04 were reelected as members of the Audit and Control Committee. Mr. Luiz Kaufmann was elected as President and financial expert of the Audit and Control Committee.

4.3. Election of the Executive Committee of the Company: Mr. Roberto Oliveira de Lima, Brazilian, married, business manager, holder of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, resident and domiciled in the Capital of São Paulo State, with offices at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo – SP was elected as Chief Executive Officer; Mr. Ernesto Daniel Gardelliano, Argentine, married, public accountant, enrolled with the National Foreigners Registry – RNE V432634-F and with the CPF/MF under nº 059.895.887-80, domiciled in the Capital of São Paulo State, with offices at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo – SP was elected as Executive Vice-President of Finance, Planning and Control; Mr. Guilherme Silvério Portela Santos, Portuguese, married, engineer, holder of RNE V329591-W, issued by SRE/DPMAF/DPF, enrolled with the CPF under nº 057.649.617-00, resident and domiciled in the Capital of Rio de Janeiro State, with offices at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo-SP, was elected as Executive Vice-President of Marketing and Innovation; Mr. Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, holder of identity card nº 301.540.175-9, SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, resident and domiciled in the  Capital of Rio de Janeiro State, with offices at Av. Ayrton Senna, 2200, Bloco 2, 2º andar, Barra da Tijuca was elected as Executive Vice-President of Operations; Mr. Sérgio Assenço Tavares dos Santos, Brazilian, widow, engineer, holder of identity card nº 131.306 SSP/DF, enrolled with the CPF/MF under nº 059.499.471-34, resident and domiciled in Brasília – DF, with offices at SCS, quadra 02, bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, Brasília – DF, was elected as Vice-President of Compliance; and Mr. Javier Rodríguez García, Spanish, married, holder of RNE V283375-2, enrolled with the CPF under nº 055.017.127-41, resident and domiciled in the  Capital of Rio de Janeiro State, with offices at Av. Ayrton Senna, 2200, Bloco 2, 2º andar, Barra da Tijuca, was elected as Vice-President of Networks. It is herein recorded that executive officers now elected will have a term of office until the first meeting of the Board of Directors to be held after the 2009 General Meeting of Shareholders, and that the same declare not to be convicted for any of the crimes set forth by Law which might prevent them from exercising business activities.

4.4. Nomination of Internal Auditor: Under the terms of item XV of article 17 of the Articles of Incorporation, Mr. Paulo Nunes Costa Junior, Brazilian, married, business manager, enrolled with the CPF/MF under nº 902.146.688-00, holder of Identity Card nº 5.603.940, issued by SSP/SP, resident and domiciled in the Capital of São Paulo State, at Av. Roque Petroni Junior, 1464, 5º andar, lado B, is nominated as Internal Auditor of Vivo Participações S.A. The Directors have thanked for the excellent job carried out by Mr. Maurício Kelm, who occupied the above referred office on a provisional basis.

4.5. Approval of the Company’s Bylaws: Approved under the terms of the document submitted to the meeting.

4.6. Review of the ITR (Quarterly Information) – 1st Quarter 2006: The Executive Vice-President of Finance, Planning and Control presented the Financial Statements relating to the 1st Quarter of fiscal year 2006 of the Company, pursuant to the document submitted to the meeting, which statements were reviewed by the Directors.

4.7. Review and resolution on Distribution of Interim Dividends of Wholly-Owned Subsidiaries: Approval of favorable vote by Vivo Participações S.A. at the Special Meeting of Shareholders of its wholly-owned subsidiaries making resolutions on the matter.

4.8. Review and resolution on the Sale of Treasury Shares:  Under the terms of item VII of article 17 of the Articles of Incorporation of the Company, approval of the replacement of sixteen thousand and tem (16,010) preferred, book-entry type shares with no face value of Vivo Participações S.A. in the free float of the preferred shares of the Company, through Sale Auction to be carried out at the São Paulo Stock Exchange – BOVESPA, on 05/05/2006, from 03:00 p.m. to 03:05 p.m., at the Electronic System, with BES SECURITIES BRASIL S.A. CCVM acting as intermediary institution, for the reference price equal to the weighted average price of the preferred shares in the last two trading sessions preceding the auction date. It has been explained that the shares remained as treasury shares due to the exercise of the right to withdraw, relating to the Corporate Restructuring process described in Relevant Fact dated December 04, 2005, which was approved at the special meeting of shareholders of Vivo Participações S.A. and of the other companies involved in the process held on February 22, 2006, pursuant to the respective minutes that were published on February 24, 2006. The divestiture subject matter of this approval will not cause a reduction in the capital stock of the Company, and meets the requirements referring to special procedures, as set forth in Article 2, item IV, of CVM Instruction no. 168, dated December 23, 1991, and the provisions contained in CVM Instruction no. 10, dated February 14, 1980.

4.9. Analysis and resolution on the Review of the Exchange Hedge Policy: Approved, under the terms of the proposal submitted to the meeting.

4.10. Analysis and resolution on the continuance of the Corporate Restructuring Process: Approval, under the terms of the proposal submitted to the meeting, of the Corporate Restructuring Process for its wholly-owned subsidiaries, authorizing the Executive Committee of the companies involved in the process to adopt the necessary actions for compliance with this resolution.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which after having been read and approved were signed by the Directors who attended the meeting and the Secretary, and following transcribed in the proper book.

Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano, Shakhaf Wine, Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul - Directors; Luis Paulo Reis Cocco – Director represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes which were drawn-up in the proper Book.

Breno Rodrigo Pacheco de Oliveira
General Secretary, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.